Exhibit 12

Computation of Ratio of Earnings (Loss) to Fixed Charges

(In Millions Except Ratios)

YEAR ENDED DECEMBER 31	2004	2003	2002	2001	2000
EARNINGS (LOSS)
Income (Loss) from Continuing Operations before Income Taxes	$892.9	$380.1	$299.5	$(1,608.6)	$(82.0)
Total Fixed Charges	108.2	127.5	132.8	144.3	151.5
Less Interest Capitalized	—	—	—	(8.3)	(6.1)

Total Earnings (Loss)	$1,001.1	$507.6	$432.3	$(1,472.6)	$63.4

FIXED CHARGES
Interest	$108.2	$127.1	$131.5	$134.8	$144.4
Interest Capitalized	—	—	—	8.3	6.1
Amortization of Deferred Debt Expense	—	0.4	1.3	1.2	1.0

Total Fixed Charges	$108.2	$127.5	$132.8	$144.3	$151.5

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES	9.25	3.98	3.26	—	0.42
Dollar Amount of Deficiency in Earnings (Loss) to Fixed Charges	N/A	N/A	N/A	$1,616.9	$88.1